UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


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                      Aviation Sales Company
                         (Name of Issuer)

                   Common Stock, $0.01 par value
                  (Title of Class of Securities)

                            053672101
                          (CUSIP Number)

                    Lacy J. Harber
                    LJH, Corp.
                    377 Neva Lane
                    Denison, Texas   75020
                    (903) 465-6937

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          April 17, 2000
      (Date of Event which Requires Filing of This Statement)

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If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which woudl alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053672101     Schedule 13D       Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

          Lacy J. Harber                  ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                                  WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                         United States
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              -0- shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             3,358,500 shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             3,358,500 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                             3,358,500 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           22.32%

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14   TYPE OF REPORTING PERSON*

                                           IN

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CUSIP NO. 053672101     Schedule 13D       Page 3 of 5 Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.001 par value per share

     Issuer:

                       Aviation Sales Company
                       6905 NW 25th Street
                       Miami, Florida 33122

     Item 2. Identity and Background

     Lacy J. Harber is Chairman, President and sole shareholder of LJH, Corporation ("LJH"), which is the record holder of the Securities reported herein. The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020. The principal occupation of Lacy J. Harber is self-employed investor and serving as Chairman of LJH. Lacy J. Harber is a citizen of the United States of America.

     During the last five years, neither LJH or Lacy J. Harber have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration

     Working capital in the amount of $2,313,568 was used to purchase an additional 485,200 shares in open market transactions at various prices and in varying amounts bringing the total investment for 3,358,500 shares to $32,265,654.

     Item 4.  Purpose of Transaction

     Lacy J. Harber acquired through LJH the shares of Common Stock of the Issuer reported herein for investment purposes and subject to the conditions set forth below, reserves the right to make additional purchases or sales of the Common Stock in the future. As the primary goal of the Reporting Person is to maximize the value of this investment, additional transactiosn will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and business prospects of the Issuer.

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CUSIP NO. 053672101    Schedule 13D         Page 4 of 5 Pages
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     Except as described below, Lacy J. Harber has no current plans or proposals which relate to or would result in:

     (a) The acquistion by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or managment of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer.
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquistion of control of the Issuers by any person;
     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or;
     (j)  Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer

     Lacy J. Harber beneficially owns 3,358,500 shares of Common Stock, which constitutes 22.32% of the Company's outstanding shares of Common Stock, based upon 15,049,485 outstanding as of November 10, 1999. Lacy J. Harber shares the power to vote and the sole power to dispose of the 3,358,500 shares of Common Stock he beneficially owns.

     Since the most recent filing, the following transactions in the Common Stock were executed in the open market:
          100,000 shares            03/24/00              $6.55 average price
              200                   03/27/00              $6.71
          385,000                   04/17/00              $4.31

     No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned.

CUSIP NO. 053672101      Schedule 13D        Page 5 of 5 Pages

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     Item 6.  Contract, Arrangements, Understandings or Relationships
     with respect to Securities of the Issuer.

     On March 20, 2000, Lacy J. Harber entered into a five year agreement that permits Mr. Harber and LJH Corporation (tegether) to acquire beneficial ownership of up to 25% fo the outstanding shares of Common Stock of the Issuer. The agreement also permits Mr. Harber and LJH (together) to nominate one candidate for election to the Board of Directors of the Issuer for so long as they own at least 8% of the Issuer's outstanding shares. The Issuer's Rights Agreement relating to its Stockholders' Rights Plan has been amended consistent with the terms of the agreement. Purchases of the Issuer's common stock by Mr. Harber and LJH within the terms of the amendment will not trigger the exercise of any rights under the Rights Agreement and no rights will be distributed in connection therewith.


     Except for the relationship just described, Lacy J. Harber does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

     Item 7.  Materials to be Filed as Exhibits

      None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     April 19, 2000           Lacy J. Harber
                              By: /s/Roy T. Rimmer, Jr., Attorney in Fact